Exhibit 11.1

NEWMIL BANCORP, INC.
COMPUTATION OF NET INCOME PER COMMON SHARE
(in thousands except per share amounts)

	Three month		Nine month
	period ended		period ended
	September 30,		September 30,
	2004	2003	2004	2003
Net income
Net income - basic and diluted	$2,144	$1,939	$6,229	$5,587

Weighted Average Common and Common
Equivalent Stock
Weighted average common stock
outstanding - basic	4,206	4,086	4,206	4,136
Assumed conversion as of the
beginning of each period or upon
issuance during a period of stock
options outstanding at the end
of each period	240	393	253	418
Assumed purchase of treasury stock
during each period with proceeds
from conversion of stock options
outstanding at the end of each
period	(125)	(186)	(129)	(200)
Weighted average common and common
equivalent stock outstanding
- diluted	4,321	4,293	4,330	4,354

Earnings Per Common and Common
Equivalent Share
Basic	$0.51	$0.47	$1.48	$1.35
Diluted	$0.50	$0.45	$1.44	$1.28